1901 Capital Parkway
Austin, Texas 78746
May 30, 2014

VIA EDGAR SUBMISSION
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    EZCORP, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 27, 2013
Response dated May 9, 2014
File No. 0-19424

Dear Ms. Thompson:

We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated May 21, 2014 with respect to the Staff’s review of our Form 10-K and Response dated May 9, 2014 referenced above. For your convenience, we have repeated below in bold italic type the specific comment made by the Staff, and have set forth our response to each comment in plain text below such comment.
Note 9: Long-Term Debt and Capital Lease Obligations, page 82

1. We read your response to comment 4 of our letter dated May 5, 2014. Please address the following:

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Explain to us in further detail how you came to the conclusion that the guidance in ASC 470-50-40-21 is not applicable to premiums resulting from purchase price allocations. Please cite any specific accounting guidance that supports your treatment.

Response: The disclosures to the financial statements previously stated that in both June 2012 and September 2012 the we had renegotiated the terms of two separate revolving lines of credit. The financial statements and related disclosures should have referred to the agreements as non-revolving debt facilities rather than revolving lines of credit. We do not have the ability to re-borrow amounts previously repaid on the facilities and therefore the agreements do not represent a line-of-credit or revolving-debt arrangement. In future filings, we will amend our disclosures to appropriately distinguish between any non-revolving debt facilities and revolving debt facilities. Specifically, we reference the definition of a “Line-of-Credit Agreement” provided by ASC 470-50-20 which states:
A line-of-credit or revolving-debt arrangement is an agreement that provides the borrower with the option to make multiple borrowings up to a specified maximum amount, to repay portions of previous borrowings, and to then reborrow under the same contract. Line-of-credit and revolving-debt arrangements may include both amounts drawn by the debtor (a debt instrument) and a commitment by the creditor to make additional amounts available to the debtor under predefined terms (a loan commitment).
In fiscal 2012, Grupo Finmart renegotiated two of their non-revolving debt facilities originally due in 2015 and 2016. As part of these modifications the interest rates decreased from 18% to Mexican Interbank Equilibrium ("TIIE") plus 6% (or 10.2% at September 30, 2013) and from 20% to 14.5%, respectively.

Given that the facilities represent non-revolving debt facilities, when the facilities were renegotiated we appropriately considered the guidance provided by ASC 470-50-40-6 through 40-12 in determining whether the respective cash flows under the each facility had “substantially different terms” to determine whether the old facilities had been extinguished (rather than modified) for accounting purposes. In applying what is commonly referred to as the “10 percent test” we determined that the cash flows of the old facilities as compared to the cash flows of the new facilities were substantially different and that the old non-revolving debt facilities should be considered extinguished. Accordingly, we recognized an extinguishment gain in relation to each of the old non-revolving debt facilities at the time of the renegotiation/modification.
The calculation of the extinguishment gain or loss was appropriately calculated in accordance with ASC 470-50-40-13 as the difference between carrying value of each old non-revolving debt facilities at the time of the modification and the fair value of each of the new non-revolving debt. The carrying value of each non-revolving debt facility was reflective of the fair value measurement of each facility that was acquired in the Grupo Finmart acquisition on January 30, 2012 as required by ASC 805 Business Combinations and ASC 820 Fair Value Measurements. The fair value measurement of each acquired non-revolving debt facility at the acquisition date was subsequently adjusted for any amortization of associated premium, interest accruals, or principal and interest repayments, as appropriate, between the date of the Grupo Finmart acquisition and the date of the modification of each of the non-revolving debt facilities.
Given that each of the modified debt facilities were non-revolving in nature as opposed to revolving, we did not consider the guidance in ASC 470-50-40-21 which is applicable to modifications of line-of-credit or revolving debt facilities. As mentioned previously, in future filings, we will amend our disclosures to appropriately distinguish between any non-revolving debt facilities and revolving debt facilities.

•
Explain to us the reasons why it was uncertain that you could refinance the remaining tranche when it was known that you would be able to refinance all other tranches. Furthermore, if the $17.3 million Grupo Finmart debt premium disclosed on page 83 also includes adjustments related to other debt issuances, please explain why those adjustments were necessary. Ensure you address, if true, why you did not assume the refinancing of above market rate debt in your fair value calculations. In this regard, you may want to show us how you computed the premium and how you determined a market rate of interest for such debt in absence of a viable refinancing option.

Response: Upon acquisition of Grupo Finmart, we applied fair value accounting to all assets and liabilities acquired in accordance with ASC 805 Business Combinations. Accordingly, all debt assumed was recorded at fair value based on the appropriate inputs and valuation methodology. We engaged an independent third-party valuation firm to assist us in the valuation of the assumed debt. Details of the fair value analysis performed for the debt are included below.
Grupo Finmart had approximately $100 million in outstanding debt which we internally grouped the debt into three tranches: Large Lenders (Banks and Private Equity Firms), Other Creditors (Friends and Family of Grupo Finmart’s shareholders) and Subordinated Debt (Grupo Finmart’s shareholders). As part of the acquisition, we eliminated all Subordinated Debt by requiring the Subordinated Debt lenders to either convert their debt to unsecured loans at 10% or Grupo Finmart would use part of the proceeds from the sale to eliminate the debt obligation. In addition, as part of the acquisition we required Other Creditors to convert their loans to unsecured debt at 10% or Grupo Finmart would use part of the proceeds from the sale to eliminate the debt obligation. Given the renegotiations that took place as part of the acquisition of Grupo Finmart, we believe the debt held with Other Creditors and Subordinated Debt was at fair value.
Conversely, it was not known or knowable at the time of the closing of the acquisition that the Company would be able to renegotiate the terms of their outstanding debt with the remaining category of Large Lenders. At the time of the acquisition, we had no prior financing experience in the Mexico market place and had not established relationships with any of the financial institutions that comprised the Large Lenders. Therefore, we had no reason to believe we would be successful in renegotiating the existing terms or successfully financing the business at lower interest rates with the Large Lenders
We applied fair value accounting to all debt with Large Lenders as we had no control over these debt holders and at the time of the acquisition it was not known whether we would be able to renegotiate the terms of this debt. The entire $17.3 million Grupo Finmart debt premium disclosed on page 83 of our fiscal year 2013 Form 10-K relates to debt with Large Lenders and was valued at acquisition and recorded within the same quarter as the acquisition (second quarter of fiscal 2012). The estimated fair value of the debt was determined using an income approach; specifically the discounted cash flows method based on the contractual terms of the debt and risk adjusted discount rates. See Exhibit A for details of our calculation.

* * * *

With respect to each of the above-referenced filings, we hereby acknowledge the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We appreciate your comments and assistance in improving our disclosures. We believe that none of the items identified for improvement represent material or misleading omissions or errors.

Respectfully submitted,

/s/ Mark E. Kuchenrither
Mark E. Kuchenrither
Executive Vice President and Chief Financial Officer
EZCORP, Inc.

Exhibit A

EZCORP, Inc.
Prestaciones Finmart, S.A. de C.V., SOFOM, E.N.R.
ASC 805 Analysis - Fair Value of Outstanding Debt - As of February 1, 2012

[1]	Debt Issue		Type	Principal Debt $US [2]	Fair Value $US [2]	Premium $US [2]	Fair Value as a % of UPB	Coupon	Discount Rate
	CI Banco	[3]	Large Lenders	$17,964	$23,144	$5,180	128.8%	17.8%	8.0%
	Deutsche Bank	[3]	Large Lenders	18,914	21,727	2,813	114.9%	17.3%	8.0%
	Mount Helicon LP pesos	[3]	Large Lenders	10,722	12,755	2,032	119.0%	19.9%	10.0%
	Semper Augustus, B.V.	[3]	Large Lenders	9,558	10,980	1,422	114.9%	17.3%	8.0%
	Texas EZPAWN LP	[3]	Large Lenders	10,145	10,145	—	100.0%	10.0%	10.0%
	Promecap	[3]	Large Lenders	7,246	10,488	3,242	144.7%	20.0%	8.0%
	Alsis Funds	[3]	Large Lenders	5,063	6,405	1,342	126.5%	24.8%	8.0%
	Angel Cordova Nieto	[3]	Large Lenders	5,079	5,390	311	106.1%	16.0%	10.0%
	Vehiculos Liquidos Finan. SAPI SOFOM ENR	[3]	Large Lenders	3,844	4,571	727	118.9%	17.5%	8.0%
	Banco Invex SA de CV	[3]	Large Lenders	3,255	3,517	261	108.0%	13.8%	8.0%

	Beatriz Garza Rios	[4]	Other Creditors	384	384	—	100.0%	10.0%	10.0%
	Eduardo Francisco Trueba Buenfil	[4]	Other Creditors	231	231	—	100.0%	10.0%	10.0%
	Diego Sanchez Navarro	[4]	Other Creditors	206	206	—	100.0%	10.0%	10.0%
	Ana Lucia Trueba Perez	[4]	Other Creditors	196	196	—	100.0%	10.0%	10.0%
	Opciones Financieras Multiples S.A de C.V.	[4]	Other Creditors	177	177	—	100.0%	10.0%	10.0%
	Carlos Creel Carrera	[4]	Other Creditors	122	122	—	100.0%	10.0%	10.0%
	Oscar Ochoa Garcia	[4]	Other Creditors	111	111	—	100.0%	10.0%	10.0%
	Teresa Monica Creel Carrera	[4]	Other Creditors	77	77	—	100.0%	10.0%	10.0%

	Brainbeam	[4]	Sub. Debt	769	769	—	100.0%	10.0%	10.0%
	Luis J Creel Carrera	[4]	Sub. Debt	313	313	—	100.0%	10.0%	10.0%
	Diego Sanchez Navarro	[4]	Sub. Debt	122	122	—	100.0%	10.0%	10.0%
	Carlos Creel Carrera	[4]	Sub. Debt	109	109	—	100.0%	10.0%	10.0%
	Gerardo Legorreta Creel	[4]	Sub. Debt	83	83	—	100.0%	10.0%	10.0%
	Miguel Angel Gomez Perez	[4]	Sub. Debt	54	54	—	100.0%	10.0%	10.0%
	Elsa Junco Brocker	[4]	Sub. Debt	30	30	—	100.0%	10.0%	10.0%
	Carlos Fernando Allende Macias	[4]	Sub. Debt	16	16	—	100.0%	10.0%	10.0%

	Total			$94,791	$112,120	$17,329	118.3%	17.1%	8.6%

	Debt Paid off Post Transaction	[5]		$7,707
	Accrued Interest	[6]		4,085
	Total			$106,583

Notes:
[1] Data provided by Management.
[2] Converted from Pesos to U.S. Dollars using the exchange rate as of January 31, 2012.

[3] Discount rate for Large Lenders based on observable yields for comparable uncollateralized debt instruments in Mexico less the spread between the U.S. BBB Corporate Yield and U.S. BBB Bank Debt to adjust for the collateral backing the Large Lenders outstanding debt. Mount Helicon and Angel Cordova Nieto are unsecured. Accordingly, their discount rates were set at 10 percent consistent with "Other Creditors." Texas EZPAWN LP represents a recently negotiated rate and is assumed to be at market.

[4] This debt was recently renegotiated and is assumed to be at market.
[5] Debt paid off after the closing of the transaction and therefore was not fair valued.
[6] Accrued Interest associated with Debt.

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